EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD

                FOR IMMEDIATE RELEASE

RADA’s Innovative, Tactical Radars Undergo Successful Field Demonstrations

NETANYA, Israel, August 2nd, 2012 -- RADA’s Multi-Mission Hemispheric Radar (MHR) and Compact Hemispheric Radar (CHR) production-standard prototypes are undergoing highly-successful field tests and demonstrations in Israel and abroad. Demonstrations have started in May 2012 and are expected to continue till the end of the year.

The MHR and CHR are software-defined “radars for all missions”, which can assume numerous operational missions and enable advanced force and border protection solutions. They are tactical, compact and mobile radars operated by the war-fighters and provide them with real-time data.

The CHR is currently demonstrating the RPS-10 application for Active Protection Systems onboard a combat vehicle, while testing of the RPS-15 application of hostile fire detection onboard tactical ground vehicles will follow in coming months.

The MHR is currently demonstrating the RPS-40 Hostile Fire Detection mission showing excellent performance of threats detection and localization of the fire sources. Testing of the RPS-42 Tactical Air Surveillance and the RHS-44 Comprehensive Border Protection solutions will follow in the coming months.

Serial deliveries of radars to various customers will commence in the fourth quarter of 2012.

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in the development, production and sales of Avionics Upgrades, Data Recording and Management Systems, Inertial Navigation Systems for air and land applications, and Radar solutions for Force and Border Protection missions.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact:
Dubi Sella (CBDO)
Tel: +972-9-892-1111
mrkt@rada.com